QMMM Holdings Ltd.

October 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker
Jennie Beysolow
Erin Jaskot

Re:	QMMM Holdings Ltd.
Draft Registration Statement on Form F-1
Submitted June 23, 2023
CIK No. 0001971542

Ladies and Gentlemen:

On behalf of our client, QMMM Holdings Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated July 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on June 23, 2023. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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Draft Registration Statement on Form F-1 submitted June 23, 2023

Cover page

1.	Please tell us whether you will be deemed a “controlled company” under the Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose here and in the prospectus summary that you are a controlled company and the percentage of voting power that the controlling stockholder will hold after completion of the offering. Please also revise your risk factor to discuss the effect, risks and uncertainties of being designated a controlled company. In this regard, we note that your disclosures on pages 4, 28 and 84 indicate that your Chairman of the Board and Chief Executive Officer, Mr. Bun Kwai through Fortune Wings Ventures Limited, wholly owned by Mr. Kwai, will control over 50% of the voting power of the company and will be able to exert significant influence over the company, including the election of your directors following this offering.

Response: We have revised disclosure on cover page and in the prospectus summary that we are a controlled company with the percentage of voting power that the controlling stockholder will hold after completion of the offering. We have also revised our risk factor to discuss the effect, risks and uncertainties of being designated a controlled company on page 29.

2.	We note your disclosure that your company structure “involves unique risks to investors” and discussion about the impact to your business in the event that your Hong Kong subsidiaries were to become subject to PRC laws and regulations. Please revise to state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We have revised our closure on cover page to state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We also provided a cross-reference to our detailed discussion of risks facing the company and the offering as a result of this structure.

3.	Please revise to disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the individual risk factors identified on the cover.

Response: We have revised on cover page to disclose our auditor is headquartered in the U.S. and the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations currently have not affected our company. We also revised our prospectus summary to address the individual risk factors identified on the cover page.

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4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors.

Response: There has been no cash flows and transfers of assets between the holding company and its subsidiaries other than intercompany loans from ManyMany Creation to the holding company for the payment of certain expenses including expenses for this offering and salaries of executive officers. None of our subsidiaries have made any dividend payment or distribution to our holding company as of the date this response letter and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries have made any dividends or distributions to U.S. investors as of the date of this response letter. All our subsidiaries are in Hong Kong and BVI, there is no restrictions on foreign exchange for our subsidiaries and holding company and they are able to transfer cash or assets among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities for them to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed. However, PRC may impose greater restrictions on our Hong Kong subsidiaries’ abilities to transfer cash out of Hong Kong and to the holding company, which could adversely affect our business, financial condition and results of operations. On the cover page and in the prospectus summary, we also provided cross-references to summary risk factors and risk factors.

5.	Please revise such disclosure to state, as you do on page 5, that you do not have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors.

Response: We have revised disclosure on cover page to state that we do not have cash management policies that dictate how funds are transferred between the holding company, our subsidiaries and investors.

Prospectus Summary, page 1

6.	Please revise to describe any contracts or arrangements between you and your subsidiaries, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries.

Response: We have revised on page 1 to disclose that no contract or arrangement between the Company and its subsidiaries including those that affect the manner in which we operate, impact our economic rights, or impact our ability to control our subsidiaries.

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7.	We note your disclosure on page 25 that “[you] are advised by Hong Kong counsel, Stevenson, Wong & Co., that the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange.” Please revise to provide such disclosure in this section and balance that disclosure with a discussion of the possible ramifications if you did become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations. To the extent applicable, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide the basis for your conclusions.

Response: We have revised disclosure on page 26 to provide the possible ramifications if we did become subject to PRC laws/authorities, including that we could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. Since we have no operation or subsidiary in China, we or our subsidiaries are not required to obtain approvals from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Also, we or our subsidiaries, are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency. We have received all requisite permissions or approvals for our business operations and no permission or approval has been denied. We also disclosed if we or any of our subsidiaries do not receive or maintain permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

8.	We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

Response: We have disclosed on page 26 that new overseas listing rules by CSRC issued on February 17, 2023 provide that the determination as to whether a Chinese domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens, all of our assets are located in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong. We are advised by our PRC counsel, Guangdong Wesley Law Firm, that the Company is not subject to the new overseas listing rules by CSRC.

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9.	Please revise to explain what you mean by the statement that you are one of the “top premium choices,” and how you determine that you are a top choice in the relevant industry.

Response: We has revised to explain that we have worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. We believe we are a top choice in the relevant industry in Hong Kong with these top premium brands as well as the large international/multinational companies as our clients.

Our Growth Strategy, page 3

10.	Please revise to provide the basis for your claim of a proven track record in Hong Kong, which you plan to leverage to further expand overseas. Make conforming changes throughout the document. Please also disclose here, and elsewhere as appropriate, your timeline for establishing offices in the other markets listed here and any steps you have taken toward expanding into such markets.

Response: We have served large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong and plan to leverage our relationship with these clients and our expertise to further expand our business overseas. We also disclosed on pages 3 and 78 that we plan to either setup sales and marketing offices in New York, London, and Dubai or form partnerships with local companies in the next 12-24 months and the plan is still in the feasibility studies, evaluation and budgeting stage.

Transfers of Cash to and from Our Subsidiary, page 5

11.	We note your disclosure that you may rely on dividends or payments to be paid by your Hong Kong subsidiaries to fund its cash and financing requirements; and that your Hong Kong subsidiaries are also permitted under the laws of Hong Kong to transfer funds to QMMM Holdings. Please revise to state whether any such transfers, dividends, or distributions have been made to date, and if not, so state. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Provide cross-references to the consolidated financial statements.

Response: We have revised the disclosure on page 6 to state that no such dividends or distributions have been made to date from our Hong Kong subsidiaries to the holding company or the U.S. investors. The operating subsidiary ManyMany Creations has incurred operating expenses and fees relating to this offering and salaries of executive officers on behalf of the holding company. We also provided cross-references to the consolidated financial statements.

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Summary of Risk Factors, page 8

12.	Please revise to provide a cross-reference to each relevant individual detailed risk factor.

Response: We have revised to provide a cross-reference to each relevant individual detailed risk factor on page 9.

Risks Relating to Doing Business in Hong Kong, page 9

13.	Please revise your summary of risk factors to further expand your disclosure about the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors, as you do on page 24. Describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised our summary of risk factors on page 10 to further expand our disclosure about the risks of our corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors and describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.

Risk Factors, page 11

14.	Please revise to add a risk factor to address your disclosure on page 48 and 71 about your “continuing project backlog” and how this will affect your ability to obtain and retain customers and projects, which you include among your key factors that affect operating results.

Response: We have revised our disclosures on pages 49 and 75 to correct the word “backlog” which the Company meant to say there are projects that it has signed agreements and are in the pipeline to be completed within two years.

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Higher customer concentration..., page 14

15.	You state that revenue from your largest customer in 2021 and 2022 was 30.4% and 34.8% of total revenues, respectively. To the extent material, please disclose in an appropriate section the name of this customer as well as the material terms of any agreements with such customer. Please file such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so.

Response: Although we have the largest customer in 2021 and 2022 that respectively generated more than 30% of our total revenues in such years, they are different customers. The largest customer in 2021 with more than 30% revenue was an amusement park and the largest customer in 2022 with more than 30% revenue was a real estate developer. Those contracts have been fully completed, therefore, we don’t believe it is necessary to file them as exhibits to the registration statement. As of the date of this letter, the largest customer of the Company is an advertising company in 2023. Because of the nature of our business, we usually have a different largest customer each year on a project-by-project basis.

Risk Relating to Doing Business in Hong Kong

We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security,…, page 24

16.	We note your disclosure about recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, and that as confirmed by your PRC counsel, Guangdong Wesley Law Firm, these new laws and guidelines have not impacted the Company’s ability to conduct its business, offering securities to foreign investors, or list and trade on a U.S. or other foreign exchange. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Additionally, please revise to clarify that you have relied upon an opinion of counsel with respect to your conclusions.

Response: We have revised on page 26 to explain that we believe we are fully in compliance with the regulations or policies that have been issued by the CAC to date and these new regulations have no impact on our business. Additionally, we have revised to clarify that we have relied upon an opinion of our Chinese counsel with respect to our conclusions.

Capitalization, page 37

17.	Please tell us your consideration of including short-term bank loans as a component of your total capitalization as of September 30, 2022. Refer to Item 3.B of Form 20-F.

Response: We respectfully advise the Staff that the Company did not include the short-term bank loans in the total capitalization of the Company on page 38.

Enforceability of Civil Liabilities, page 41

18.	Please revise to identify the directors, executive officers, and members of senior management that are located in China and Hong Kong.

Response: We have revised to state that all of our directors and executive officers and members of senior management are located in Hong Kong, except for Anthony S. Chan, an Independent Director Nominee, who located in the U.S. on page 42.

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Critical Accounting Policies and Management Estimates, page 55

19.	For critical accounting estimates, this disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations. Please clarify or revise. Please refer to Item 5.E of Form 20-F and SEC Release No. 33-8350.

Response: We have revised disclosure of Critical Accounting Policies and Management Estimates on page 59.

Technologies and Intellectual Property, page 72

20.	For each of the patents you own, please disclose the type of patent protection (e.g., composition of matter, use or process) and the expiration dates.

Response: We have revised disclosure to include the type of patent protection and the expiration dates on page 76.

Compensation of Directors and Executive Officers, page 80

21.	Your disclosure notes the compensation paid to your “executive officer for his services,” which suggests the disclosure is only for one executive officer. Please ensure that you disclose compensation paid to all members of your administrative, supervisory or management bodies. We note in this regard that you list multiple executive officers on page 78. See Item 6.B. of Form 20-F.

Response: We have revised the disclosure to also include the compensation to Mr. Wing Kam (Eric) Yeung, our CFO and Mr. Chun San Leung, an executive director for our fiscal years ended September 30, 2022 and 2021 on page 84.

Related Party Transactions, page 85

22.	Please update the disclosure so that it reflects the related party transactions as of the date of the document, as opposed to during your latest fiscal year end. Refer to Item 7.B of Form 20-F.

Response: We have updated the disclosure so that it reflects the related party transactions as of March 31, 2023 on page 89.

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Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-13

23.	Please clarify the terms of your contract use to determine the transaction price. In this regard, please disclose if your contracts are fixed price, time and materials or include any variable consideration. Refer to ASC 606-10-50-20.

Response: We have revised disclosure to add more details on revenue recognition in Note 2 of accounting policies on pages F-11 and F-12.

24.	We note your disclosure that the key performance obligation is identified as single performance obligation to display finished content to the public or targeted audience at the physical location or online platform. Please provide us with your detailed analysis of how you concluded you only have one performance obligation under your contracts. Also, please tell us if your contracts are typically satisfied in one year or less. Refer to ASC 606-10-25-14 thru 25-22.

Response: We have revised disclosure to provide our detailed analysis of how we concluded we only have one performance obligation under our contracts in our revenue recognition policy on page F-12.

Note 14. Provision For Income Taxes, page F-23

25.	Please tell us your consideration of including the disclosures required by ASC 740-10-50- 2 and 50-3.

Response: We have revised disclosure to include the disclosure required by ASC 740-10-5-2 and 50-3 on page F-20.

General

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company will supplementally provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/Bun Kwai
Bun Kwai, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP

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